Bioanalytical Systems, Inc. and Toxicology Pathology Services Sign Letter of Intent

Bioanalytical Systems, Inc. (NASDAQ: BASI) announced today that it has signed a letter of intent to purchase Toxicology Pathology Services, Inc. (TPS) of Mt. Vernon, IN, pending a detailed business and legal review. TPS has provided high quality pre-clinical research services to pharmaceutical, medical device and other markets for more than 20 years. The company's reputation for scientific excellence, customer focus and on-time reporting is exemplary.

"Shareholders expect us to build our BAS contract research services business. We made substantial investments in our staff, analytical equipment and lab space last year. That growth focused on analytical chemistry in support of clinical trials for major ethical pharmaceutical companies. It will continue in 2000," commented BAS President and CEO, Peter T. Kissinger.

"Acquiring TPS is an important element of our growth strategy. Our balanced development plan demands that we step upstream in pharmaceutical development to support pre-clinical drug development for key pharmaceutical accounts. The proposed acquisition of TPS will give us new technologies, people and facilities near our core labs to satisfy clients' pre-clinical trial dosing and sampling needs and clinical trial analysis and reporting requirements."

BAS is also an industry leader in the development and sales of instrument systems for monitoring in vivo biochemistry and physiology. These systems have been used by clients in new drug development, toxicology, cancer research, addiction and behavioral research. TPS technology, facilities and skill base will enable BAS to explore new products, uses and services for in vivo systems.

The 50,000-square-foot TPS facility includes 40 custom designed study rooms. Many meet US Food and Drug Administration's GLP guidelines. The facility is fully accredited by AAALAC.

TPS founder, Vice President of Research and principal shareholder Dr. James A. Botta has agreed to extend his tenure with BAS. Dr. Botta's credentials include degrees in Veterinary Medicine, Physiology and Toxicology from Auburn and Purdue Universities. He taught courses in Pharmacology, Toxicology and Anesthesiology at Auburn and was Principal Investigator in charge of the toxicology section at Bristol Myers Squibb Mead Johnson prior to founding TPS.

BAS serves pharmaceutical and medical device industries, clinical laboratories and the basic research community with a wide variety of contract research services, research equipment and diagnostic kits. Visit http://www.bioanalytical.com to learn more about BAS.

This release contains forward-looking statements that are subject to risks and uncertainties, including but not limited to risks and uncertainties related to the development of products and services, changes in technology, industry standards and regulatory standards, and various market and operating risks detailed in the company's filings with the Securities and Exchange Commission.